Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                January 31, 2013


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 999
                 US Low Volatility Strategy Portfolio, Series 2
                       File Nos. 333-185653 and 811-03763
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 Dear Mr. Bartz:

     This letter is in response to your comments given during a telephone conversation between you and our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 999, filed on December 21, 2012 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the US Low Volatility Strategy Portfolio, Series 2 (the "Trust"). This letter serves to respond to your comments.

PROSPECTUS

Investment Summary - Investment Objective

     1. Please provide a definition for total return.

     Response: The disclosure has been revised to read: "The trust seeks to provide total return that is comprised of current income and capital appreciation."

Investment Summary - Principal Risks

     2. The "Principal Risks" section only includes mid-cap securities risk. However, small-cap securities may be included in the portfolio. If small-cap securities are included in the portfolio, please add a small-cap securities risk.

     Response: Even though small-cap securities may be included in the portfolio, risks are included based upon the final portfolio. The prior series only included mid-cap securities and, therefore, the preliminary prospectus for this Trust only included mid-cap securities risk. If small-cap securities are selected for the portfolio of this Trust, we will add small-cap securities risk.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                       Very truly yours,

                                                       CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                          ----------------------
                                                          Morrison C. Warren